

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 21, 2022

Bruce Wacha
Executive Vice President of Finance and Chief Financial Officer
B&G Foods, Inc.
Four Gatehall Drive
Parsippany, New Jersey 07054

> **Re: B&G Foods, Inc.**
> **Form 10-K for the Fiscal Year Ended January 1, 2022**
> **Filed March 1, 2022**
> **Form 10-Q for the Quarterly Period Ended April 2, 2022**
> **Filed May 5, 2022**
> **Response dated June 17, 2022**
> **File No. 001-32316**

Dear Mr. Wacha:

We have reviewed your June 17, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 13, 2022 letter.

Form 10-Q for the Quarterly Period Ended April 2, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 27

1. We note your response to prior comment five. While we appreciate the company has not typically taken adjustments to non-GAAP financial measures for gains or losses relating to the sale of property, plant or equipment, it remains unclear to us how you determined your non-GAAP financial measure complies with Question 100.03 of the Compliance & Disclosures Interpretations on Non-GAAP Financial Measures. We note you review possible adjustments on a case-by-case basis and you concluded the gain was not material

for adjusting the non-GAAP financial measure; however, it appears the gain is larger than any adjustment you recorded to the non-GAAP financial measure for the comparable period, based on the amount of each adjustment, and more material relative to the non-GAAP financial measure presented for each period. Please more fully explain to us how you assess the materiality of non-GAAP adjustments.

 You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing